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                               March 29, 2023

       Roy Halyama
       Chief Financial Officer
       Burke & Herbert Financial Services Corp.
       100 S. Fairfax Street
       Alexandria, Virginia 22314

                                                        Re: Burke & Herbert
Financial Services Corp.
                                                            Registration
Statement on Form 10
                                                            Filed on February
28, 2023
                                                            File No. 001-41633

       Dear Roy Halyama:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10 filed on February 28, 2023

       Industry and Market Data, page iii

   1. We note the statement that "there can be no assurance as to the accuracy or completeness"
                                                        of information. Please
delete as this is an inappropriate disclaimer to the investor's ability to rely on the
disclosure.
       Business Overview, page 1

   2. In the last sentence on page 4, please briefly define "deposit listing services" and clarify whether these could
include brokered deposits.
   3. Please revise page 4 or where appropriate to provide a separate discussion for each loan category in your
portfolio and discuss the risks that are unique to each category.
 Roy Halyama
FirstName  LastNameRoy
Burke & Herbert  FinancialHalyama
                           Services Corp.
Comapany
March      NameBurke & Herbert Financial Services Corp.
       29, 2023
March2 29, 2023 Page 2
Page
FirstName LastName
The Bank, page 9

4. Where you identify capital and regulatory ratios and your actual ratios, please revise to cross reference to the tabular disclosure provided elsewhere, for example on page 123.
5.       We note the discussion of cybersecurity on page 13. Please revise here or where
         appropriate to clarify the nature of the board   s role in overseeing
the company   s
         cybersecurity risk management, the manner in which the board administers this oversight
         function and any effect this has on the board   s leadership
structure.
The expected replacement or discontinuation of London Interbank Offered Rate (LIBOR) as a benchmark..., page 31

6. We note in the last sentence of "Recent Accounting Pronouncements" on page 102 you state, "The Company has limited exposure to the number of loans tied to LIBOR and the loan documents allow for the index to move to an alternative rate if the index currently in place, LIBOR, no longer exists. For any new loans, the Company is using an alternative rate as an index." Please revise this risk factor to be consistent with the financial statement disclosures. Additionally, please advise us of the status of your efforts to modify the 7 loans indexed to LIBOR and tell us their approximate dollar amount. Managements Discussion and Analysis of Financial Condition and Results of Operations, page
37

7. We note in the final sentence on page 1 that, "...additional employees and infrastructure are expected to be needed to manage the increasing customer relationships that would come with sustained growth." We also note the statement in the second from last paragraph of the carryover risk factor on pages 33-34 that, "Our investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses that we did not previously incur. These costs may materially increase our general and administrative expenses." Please revise the MD&A to discuss material trends, demands, commitments, events and uncertainties that could impact the company's liquidity, financial condition or operating results.
Executive Incentive Compensation, page 69

8.       We note disclosure of the incentive weighting and amounts of actual incentive
         payments for 2022. Please revise to further clarify and quantify the targets for each metric that were used to calculate the actual incentive amounts paid. See
Item 402(o) of
         Regulation S-K.
 Roy Halyama
FirstName  LastNameRoy
Burke & Herbert  FinancialHalyama
                           Services Corp.
Comapany
March      NameBurke & Herbert Financial Services Corp.
       29, 2023
March3 29, 2023 Page 3
Page
FirstName LastName
Description of the Registrant's Securities to Be Registered, page 81

9. Please revise to reconcile the number of authorized common shares identified here (20 million) with the amount in your articles of incorporation filed as
Exhibit 3.1 (500,000).
         The series preferred amounts also do not reconcile. Please revise accordingly.
Item 13. Financial Statements and Supplementary Data
Consolidated Statements of Income, page 89

10. Please revise the face of your consolidated statements of income to comply with the presentation requirements under Rule 9-04 of Regulation S-X. For example, we note that
         the line item for    Provision for (recapture of) loan losses
should be presented below the
         line item Net interest income and should also present a subtotal for net interest income after provision for (recapture of) loan losses.
Note 1 Nature of Business Activities and Significant Accounting Policies Loans, page 96

11. Please revise to disclose your accounting policy for charging off loans. To the extent that there are different criteria used by loan portfolio segment or other relevant factors, describe as applicable.
General

12. In light of recent market events and activities within the banking sector, please revise
         Business, Risk Factors, Management   s Discussion and Analysis and
other sections, where
         appropriate, to address any material impact these events and activities have had on your financial condition, operations, customer base, liquidity, capital position and risk profile.
         Provide quantitative and qualitative disclosure as appropriate and clarify what actions management is undertaking in response to the market events and activities.
13. In this regard, examples of expanded disclosure may include but are not limited to the following:
             Provide an update on your liquidity management and capital position as of a more recent date. Include qualitative and quantitative information about your cash position, investment securities, deposits, borrowings and sources of available but unused borrowings. For example, we note that you had gross unrealized losses of
              $165.8 million on AFS securities at December 31, 2022. Any such revised disclosures should include identifying and discussing material stress testing scenarios, metrics or measures that you have utilized to evaluate, monitor and manage your liquidity and capital position;
             Discuss material trends and recent activities, as of a more recent date, in your deposits balance, such as deposit inflows, withdrawals, uninsured vs. insured deposits and average rates offered by type of deposit (e.g., demand deposits, time deposits, etc.);
 Roy Halyama
Burke & Herbert Financial Services Corp.
March 29, 2023
Page 4
                Disclose and discuss any significant market, industry or individual concentrations in your deposit balance and how you manage the concentration risk, if applicable. For example, revise to disclose if there are any significant industries or other concentrations within the population of depositors with any deposits in excess of the
              FDIC insurance limit of $250,000; and
                In regard to your Quantitative and Qualitative Disclosures about Market Risk, expand your discussion of interest rate risk and interest rate sensitivity to help readers better understand and assess potential impacts to various financial statement line items impacting your financial condition and results of operations.
14. We note the statement on page 59 that your Asset/Liability Committee manages interest
         rate sensitivity    by changing the mix, pricing and re-pricing
characteristics of its assets
         and liabilities, through the management of its investment portfolio, its offerings of loan
         and selected deposit terms and through wholesale funding.    Explain
and quantify the
         existence of material asset liability mismatch, if applicable, for the periods presented or as of a more recent date, and discuss how the ALCO considers, measures, and manages mismatch and related risks, including what information it has considered related to recent market events. Please disclose whether you have a Chief Risk Officer, which individuals
         or committees are responsible for the    risk management practices
referenced on pages 18
         and 28, and disclose the frequency of meetings by the relevant individuals and/or committees.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michael Henderson at 202-551-3364 or Cara Lubit at 202-551-5909 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameRoy Halyama                         Sincerely,
Comapany NameBurke & Herbert Financial Services Corp.
                                                      Division of Corporation
Finance
March 29, 2023 Page 4                                 Office of Finance
FirstName LastName